PMI VENTURES LTD. Annual General Meeting of Shareholders to be held on June 24, 2004 Notice of Annual General Meeting and Information Circular May 25, 2004

PMI VENTURES LTD.
 Suite 511 – 475 Howe Street
Vancouver, British Columbia V6C 2B3

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of PMI Ventures Ltd. (the "Company") will be held at the offices of McCullough, O'Connor and Irwin, Suite 1100 – 888 Dunsmuir Street, Vancouver, British Columbia on Thursday, June 24, 2004 at 3:00 p.m. At the meeting, the shareholders will receive the audited financial statements for the year ended December 31, 2003 together with the auditor's report on those statements and consider resolutions to:

1.	elect directors for the Company for the ensuing year;

2.	appoint Davidson & Company, Chartered Accountants, as auditors of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditors;

3.	approve the alteration to the Company's Stock Option Plan, as more particularly set out in the information circular;

4.	approve amendments to stock options granted to insiders, as more particularly set out in the information circular;

5.	approve the Directors' actions since last meeting; and

6.	transact such other business as may properly be put before the meeting.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. If a shareholder does not deliver a proxy to Computershare Trust Company of Canada at least 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting or the adjournment thereof, at which the proxy is to be used, then the shareholder will not be entitled to vote at the meeting by proxy. Only shareholders of record at the close of business on May 3, 2004 will be entitled to vote at the meeting.

An Information Circular and a form of Proxy accompany this notice.

DATED at Vancouver, British Columbia, the 25th day of May, 2004.

ON BEHALF OF THE BOARD

"Laurie W. Sadler"

Laurie W. Sadler
President

PMI VENTURES LTD.
 Suite 511 – 475 Howe Street
Vancouver, British Columbia V6C 2B3

INFORMATION CIRCULAR
(as at May 10, 2004 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the "Circular") is provided in connection with the solicitation of proxies by the management of PMI Ventures Ltd. (the "Company"). The form of proxy (the "Proxy") which accompanies this Information Circular is for use at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held on Thursday, June 24, 2004, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily made by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT AND REVOCATION OF PROXY

The individuals named in the accompanying form of Proxy are the directors of the Company. A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of is received by the Company's transfer agent, COMPUTERSHARE TRUST COMPANY OF CANADA of 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9 (Facsimile: 604-683-3694) not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof. No proxy will be valid if deposited after this time or delivered at the meeting.

A member who has given a proxy may revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, Suite 2300, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, British Columbia, Canada, V7X 1J1 (Facsimile: 604-689-8610) at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A proxy may also be revoked by delivery of a later dated proxy, containing a revocation clause, in the manner and before the time set out in the previous paragraph.

VOTING OF PROXIES

The common shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH COMMON SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE MEMBER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter that may be presented to the meeting.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of Proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Proxy Circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a non-registered shareholder receiving such a form wish to vote at the Meeting, the non-registered shareholder should strike out the names of the management proxyholders named in the form and insert the non-registered shareholder's name in the blank provided and return the materials to the broker as directed.

The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this Information Circular and the accompanying proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying notice of meeting, the Company's authorized capital consists of 300,000,000 shares, of which 100,000,000 are designated as common shares without par value of which 23,475,396 are issued and outstanding, 100,000,000 are designated as Class "A" preference shares with a par value of $10 each of which none are issued and outstanding and 100,000,000 are designated as Class "B" preference shares with a par value of $50 each of which none are issued and outstanding. All common shares in the capital of the Company carry the right to one vote per common share.

Only shareholders registered at the close of business on Monday, May 3, 2004 (the "Record Date") who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present as a Member or as a representative of one or more corporate members, or who is holding a proxy on behalf of a Member who is not present at the meeting, will have one vote, and on a poll every member present in person or represented by a proxy and every person who is a representative of one or more corporate members, will have one vote for each common share registered in his name on the list of members, which is available for inspection during normal business hours at COMPUTERSHARE TRUST COMPANY OF CANADA, 4th Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9, and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Company:

		Percentage of
Member	Number of Shares	Issued Capital

CDS & Co.	21,469,414*	91.45%

*The beneficial owners of these shares, other than shares owned by directors and officers as disclosed under "Election of Directors", are not known to the directors or senior officers of the Company.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2003 (the "Financial Statements"), together with the auditor's report thereon, will be presented to the shareholders at the Meeting. The Financial Statements, together with the auditor's report thereon, are being mailed to the shareholders of record with this Circular.

PERSONS MAKING THIS SOLICITATION

This solicitation is made on behalf of Management of the Company and the cost of it will be borne by the Company. No Director has given Management notice that he intends to oppose any action intended to be taken by Management at the Meeting.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To the knowledge of the directors and officers of the Company, unless otherwise disclosed in this Information Circular, as at the date hereof, no persons on behalf of whom this solicitation is made has any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except that such persons may be indirectly involved in the normal business of the Meeting or general affairs of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently set at three.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of Meeting:

Name, residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of securities owned or controlled at present (1)
Len Dennis Delta, British Columbia, Canada Director formerly Secretary and Vice-President, Corporate Relations	Director, Business Development, CHC Helicopters International since 1975. Since 1989, Mr. Dennis has served as a senior officer and director to several resource based public companies. Duties have included corporate restructuring, financing and investor relations.	April 10, 2000 to date November 3, 1994 to August 16, 1996	107,384

Name, residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of securities owned or controlled at present (1)
Douglas MacQuarrie, P.Geo (BC) Richmond, British Columbia, Canada Vice-President of Exploration	Vice-President of Exploration for the Company; Businessman; Consulting Geologist/Geophysicist; Director of Goknet Mining Company Limited; Director of MIA Investments Ltd.; Director of Adansi Gold Company (Gh) Ltd; Director of Switchback Mining Company Ltd.	n/a	222,500(2)
Bruno J. Mosimann Zurich, Switzerland	Vice-President, Corporate Development and Finance of DRC Resources Corporation since September 2000; Director and majority shareholder of Romofin AG, providing investment counselling and portfolio management for international clientele since 1985. Previously worked for Dow Banking Corporation for a period of 9 years in various international locations in the areas of business development, lending, investment counselling and portfolio management.	n/a	nil

(1)	The information as to common shares beneficially owned or controlled has been provided by the directors themselves.

(2)
Mr. MacQuarrie holds 17,500 common shares directly. MIA Investments Ltd. and Goknet Mining Company Limited, both companies in which Mr. MacQuarrie has an interest, own 119,000 and 86,000, respectively.

All of the directors of the Company are members of the Company's audit committee. The Company does not have an executive committee.

STATEMENT OF EXECUTIVE COMPENSATION

The Company is required to disclose the compensation of each of its Named Executive Officers for each of the Company's three most recently completed fiscal years. "Named Executive Officers" means the Chief Executive Officer ("CEO"), regardless of the amount of compensation of that individual, and the Company's four most highly compensated executive officers, other than the CEO, who were serving as such at the end of the most recently completed fiscal period and whose individual salary and bonus amounted to $100,000 or more. In addition, disclosure is required for any directors or officers whose total salary and bonus during the most recent fiscal year end was $100,000 or more, whether or not they were executive officers at the end of the fiscal year.

During the fiscal year ended December 31, 2003, the Company had two Named Executive Officers, being the late President of the Company, Arthur T. Fisher and Laurie Sadler.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compen- sation ($)
Arthur T. Fisher, President (2)	2003 2002 2001	61,700(3) 3,000(3) N/A	Nil Nil N/A	Nil Nil N/A	435,000(4) 200,000(4) N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A
Laurie W. Sadler, f ormer President (5)	2003 2002 2001	19,500(6) 31,000(6) 30,000(6)	Nil Nil Nil	Nil Nil Nil	295,000 150,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	As freestanding SAR's have not been granted under the stock option plan, the number of shares relate solely to stock options.
(2)	Arthur T. Fisher was appointed President of the Company on November 6, 2002 and served as such until his death on January 23, 2004.
(3)	This amount was paid or accrued through a management company for services provided to the Company.
(4)	A total of 190,000 options granted to Arthur T. Fisher in 2002 and 2003 will not vest and have been cancelled in 2004; the remaining 445,000 options will expire on July 23, 2004.
(5)	Laurie Sadler was appointed President of the Company on April 10, 2000 and resigned as President of the Company on November 6, 2002.
(6)	These amounts were paid or accrued through a management company for services provided to the Company.

Long-Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted common shares or units. The Company has not granted any LTIP's during the past fiscal year.

Stock Appreciation Rights (SARs)

Stock appreciation rights ("SAR's") means a right, granted by an issuer to any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's common shares. The Company has no outstanding SARs.

Option Grants in the Last Fiscal Year

At the Company's Annual General Meeting held on June 23, 1998, the shareholders of the Company approved the adoption of a stock option plan (the "Plan") in order to provide the Company with a share related mechanism to enable the Company and its subsidiaries to attract, retain and motivate qualified directors and employees, to reward directors and employees for their contribution toward the long term goals of the Company and its subsidiaries and to enable and encourage such individuals to acquire shares of the Company as long term investments. At the Company's Annual General Meeting held on May 25, 2001, shareholders of the Company approved certain amendments to the Plan, including the increase in the number of shares issuable under the Plan from 445,800 common shares to 565,677 common shares, the amendment of the vesting requirements of those stock options granted under the Plan to allow the options to vest as to one-third of the total option granted six months from the date that the option is granted, one-third of the total option granted 12 months from the date that the option is granted and one-third of the total option granted 18 months from the date that the option is granted and the amendment of the exercise price of those stock options granted under the Plan to be determined by the board of directors in its sole discretion, but shall not be less than the closing price of the Company's shares traded through the facilities of the TSE Venture Exchange (the "Exchange") on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading. At the Company's Annual General Meeting held on July 11, 2002, shareholders of the Company approved the increase in the number of shares issuable under the Plan from 565,677 common shares to 795,677 common shares. At the Company's Annual General Meeting held on May 20, 2003, shareholders of the Company approved a further increase in the number of shares issuable under the Plan from 795,677 to 2,466,047 representing 20% of the issued and outstanding share capital.

The Plan was originally prepared in accordance with the policies of the Vancouver Stock Exchange (previously the Canadian Venture Exchange and now the TSX Venture Exchange). The remainder of the amendments made to the Plan were made to bring the Plan in-line with the requirement of the Exchange.

Stock option grants are determined by the Company's directors and may only be granted under the Plan and in compliance with applicable laws and regulatory policy. The policies of the Plan limit the granting of stock options to directors, officers, employees and consultants of the Company and provide limits on the length, number and exercise price of such options.

The following incentive stock options were granted to the Executive Officers during the last completed financial year:

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#) (1)	% of Total Options/SARs Granted to Employees	%Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Arthur T. Fisher	300,000 135,000	18.02% 8.11%	0.70 0.70	0.68 0.69	July 23, 2004 (2) July 23, 2004 (2)
Laurie Sadler	200,000 95,000	12.01% 5.71%	0.70 0.70	0.68 0.69	May 23, 2008 (3) October 14, 2008(3)

(1)	As freestanding SARs have not been granted under the stock option plan, the number of shares relate solely to stock options.
(2)	A total of 190,000 options granted to Arthur T. Fisher during 2002 and 2003 will not vest and have been cancelled in 2004; the remaining 245,000 options will expire on July 23, 2004.
(3)	As Laurie Sadler will not be standing for re-election, these options will expire on July 24, 2004 unless exercised prior to that date.

Purpose of the Stock Option Plan

The purpose of the Plan is to provide an incentive to the Company's directors, senior officers, employees and consultants to continue their involvement with the Company, to increase their efforts on the Company's behalf and to attract qualified new directors, senior officers and employees. Because the Plan is an important component of the Company's compensation package, the Company believes that there should be a sufficient number of shares available for the granting of stock options under the Plan and therefore is requesting annual approval by the shareholders of the Plan in order to ensure a sufficient number of shares are available for future grants during the ensuing year.

Option and SAR Repricings

No stock options held by the Named Executive Officers were repriced during the fiscal year ended December 31, 2003.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values.

None of the incentive stock options granted to the Executive Officers during the last completed financial year have been exercised. The following table sets forth details of the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired or Exercised (#)	Aggregate Value Realized (1) ($)	Unexercised Options at December 31, 2003		Value of Unexercised in-the- Money Options at December 31, 2003
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Arthur T. Fisher Laurie Sadler	435,000 295,000	Nil Nil	233,333(2) 141,667	401,667(2) 278,333	58,667(2) 33,000	29,333(2) 22,000

(1)
"Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options at the date of exercise and the exercise price of the options and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Executive Officers.

(2)	A total of 190,000 options granted to Arthur T. Fisher will not vest due to his death and have been cancelled in 2004; the remaining 445,000 options will expire on July 23, 2004.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed financial year or current financial year in respect of compensating any executive officers or directors in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer or director.

Compensation of Directors Who Are Not Named Executive Officers

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

During the fiscal year ended December 31, 2003, the Company granted the following stock options to a director who is not a Named Executive Officer of the Company:

Name	Securities Under Options/SARs Granted (#)(1)	% of Total Options/SARs Granted to Employees	%Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Leonard Dennis	90,000 25,000	5.41% 1.50%	0.70 0.70	0.68 0.69	May 23, 2008 October 14, 2004

(1)	As freestanding SARs have not been granted under the stock option plan, the number of shares relate solely to stock options.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSXV on which the Company's shares are listed, has issued guidelines on corporate governance procedures for listed companies with a Tier 1 status and requires full and complete annual disclosure of listed companies systems of corporate governance with reference to each of such guidelines (the "Guidelines"). Where a company's corporate governance system differs from the Guidelines, each difference and the reason for the difference is required to be disclosed.

The following table describes the Company's approach to corporate governance with reference to the specifically enumerated Guidelines.

TSXV's Corporate Governance Guidelines		The Company's Approach

1.	The board should explicitly assume responsibility for stewardship of the Company and, as part of the overall stewardship, assume responsibility for:
The board of directors is responsible for supervising the management  of the Company's business and the conduct of the Company's affairs  generally. The board actively participates in strategic planning and is  responsible for reviewing and approving the Company's operating  plans and budgets as presented by management.

(a)	adoption of a strategic planning process

(b)	identification of principal risks and implementation of appropriate systems to manage those risks	The board also takes responsibility for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent practicable.

Succession planning, including the recruitment, supervision,  compensation and performance assessment of the Company's senior  management personnel also falls within the ambit of the board's  responsibilities.

(c)	succession planning, including appointing, training and monitoring management

(d)	a communications policy
The Company does not have a written communications policy but adheres to all regulatory requirements with respect to the timeliness and content of its disclosure.
(e)	the integrity of internal control and management information systems

In keeping with its overall responsibility for the stewardship of the Company, the board is responsible for the integrity of the Company's internal control and management information systems.

2.
The board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company.
Two of the Company's three directors are unrelated.

3.	The board is required to disclose on an annual basis whether the board has a majority of unrelated directors and the analysis of the application of the principles of supporting this conclusion.
The board has a majority of unrelated directors for the purposes of the Guidelines. Of the three individuals currently on the board, the unrelated directors are: Leonard Dennis and Marc Prefontaine. With respect to the nominees to the board of directors: Douglas MacQuarrie will be related; Bruno Mosimann will be unrelated. Leonard Dennis will remain unrelated.

4.	The board should appoint a committee, the majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and assessing directors.	The board is actively considering candidates for nomination to the board.

5.	Every board should implement a process for assessing the effectiveness of the board as a whole, the board's committees and individual directors.	The board does not, at present, have a formal process in place for assessing the effectiveness of the board as a whole, its committees or individual directors.

6.	Every company should provide an orientation and education program for new recruits to the board.	New directors will be provided with orientation materials.

7.	Every board should examine its size and, where appropriate, undertake a program to reduce the number of directors.	The board is presently in currently under-manned.

8.	The board should review the compensation of directors to ensure it adequately reflects the responsibilities and risks involved in being an effective director.
Members of the board are not compensated for acting as such other than through incentive stock options pursuant to the policies of the TSXV. At present, the board is satisfied that the current arrangements adequately reflect the responsibilities and risks involved in being an effective director of the Company. This policy is under review.

9.	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors.
The Company has an Audit Committee, which currently consists of all three directors, Messrs. Sadler, Dennis and Prefontaine. The role of the Audit Committee is to oversee the Company's financial reporting obligations, financial systems and disclosure and to act as a liaison  between the board and the Company's auditors. The activities of the Audit Committee typically include reviewing annual financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors.

10.	Every board should expressly assume responsibility for, or assign to a committee the general responsibility for, developing the company's approach to governance issues.	The board of directors is responsible for developing and implementing the Company's approach to governance issues.

11.
The board, together with the CEO, should develop position  descriptions for the board and for the CEO, involving the  definition of the limits to management's responsibilities. In  addition, the board should approve or develop the corporate objective which the CEO is responsible for meeting.

The board and the CEO have not, to date, developed formal, documented position descriptions for the board and the CEO defining the limits of management's responsibilities. The board is currently of the view that the respective corporate governance roles of the board and management, as represented by the CEO, are clear and that the limits to management's responsibility and authority are reasonably well-defined.

The board is responsible for approving long-term strategic plans and annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals  The board is also responsible for senior executive recruitment and compensation.

The board delegates to management, through the CEO, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities and complying with regulatory requirements. The board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

12.	Every board should have in place appropriate structures and procedures to ensure that the board can function independently of management.	The board is actively considering candidates for appointment as directors who can provide additional independence from management.

13.	The audit committee of every board of directors should be composed of only outside directors. The roles and responsibilities of the audit committee should be specifically defined.	Two of the three members of the Audit Committee are outside directors. The role of the Audit Committee is described in Item 9 above.

14.	The board of directors should implement a system, which enables an individual director to engage an outside advisor at the expense of the Company.	Each member of the board understands that he is entitled to seek the advice of an independent expert at the expense of the Company if he considers it warranted under the circumstances.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director, executive officer or senior officer of the Company, or each associate or affiliate of any such director, executive officer or senior officer is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries other than routine indebtedness. None of the proposed nominees for election as directors, senior officers, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set out in this Information Circular and other transactions carried out in the ordinary course of business of the Company or any of its subsidiaries or affiliates, none of the persons who were directors or officers of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

The management of the Company intends to nominate Davidson & Company, Chartered Accountants, for re-appointment as auditors of the Company. Forms of proxy given pursuant to the solicitation by the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the reappointment of Davidson & Company, Chartered Accountants, as auditors of the Company to hold office until the close of the next Annual General Meeting of the Company, at a remuneration to be fixed by the directors. Davidson & Company, Chartered Accountants, was first appointed as auditors of the Company on April 21, 1995.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

I.           Proposed Amendment to Stock Option Plan

The Board of Directors is seeking shareholder approval to the amendment to the Company's Stock Option Plan (the "Plan"), subject to the approval of the Exchange. The Company's initial Plan was approved by the shareholders of the Company at the general meeting held on June 23, 1998. In accordance with the terms of the Plan, the aggregate number of shares issuable was fixed at 795,677 common shares, representing approximately 20% of the Company's previous issued and outstanding shares. At the Company's Annual General Meeting held on May 20, 2003, the shareholders approved an increase to the number of shares issuable under the Plan from 795,677 common shares to 2,466,047 common shares. There are currently 2,363,334 incentive stock options outstanding under the Plan.

Since that time the Company's issued and outstanding share capital has increased to 23,475,396 common shares without par value. The Plan and the policies of the Exchange allow for the reservation of shares equal to 20% of the Company's issued and outstanding share capital as at the date of shareholder approval, in this case up to 4,695,079 common shares. The directors have determined to seek the approval of the shareholders to increase the number of common shares reserved for issuance pursuant to incentive stock options granted under the Plan from 2,466,047 to 4,695,079 shares.

In order for this resolution to be approved by disinterested shareholders, the amended Plan must be approved by a majority of the votes cast on the resolution by all shareholders excluding votes attached to shares beneficially owned by:

(i)	insiders to whom options may be issued under the amended Plan; and

(ii)	associates of such persons referred to in subparagraph (i).

In addition to the proposed amendment set out above, the following information is intended as a brief description of the amended Plan and is qualified in its entirety by the full text of the amended Plan which is available for review by any shareholder up until the day preceding the Meeting at the Company's registered and records offices at 1100 - 888 Dunsmuir Street, Vancouver, British Columbia and at the Company's head office.

(1)
Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the amended Plan may not have an expiry date exceeding five years from the date on which the board of directors grant and announce the granting of the option, for so long as the Company is classified as a Tier 2 company. If the classification of the Company is upgraded to that of a Tier 1 company, the options granted under the amended Plan may not have an expiry date exceeding 10 years from the date on which the board of directors grant and announce the granting of the option;

(2)
if the option holder ceases to be a director of the Company or ceases to be employed by the Company (other than by reason of death), as the case may be, then the option granted shall expire on the 30th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the amended Plan; and

(3)
for so long as the Company is classified as a Tier 2 company on the Exchange, all options granted pursuant to the Plan must contain vesting restrictions which currently provide that one third of the option granted may be exercised six months following the grant of the option, one third of the option granted may be exercised one year following the grant of the option and the remaining one third of the option granted may be exercised 18 months following the grant of the option, although the Board may impose longer vesting periods.

Accordingly, disinterested shareholders will be asked to pass an ordinary resolution at the Meeting (being approval by a simple majority of the votes cast in person or by proxy) to approve the amendment of the Plan, as follows:

"RESOLVED, as an ordinary resolution that, subject to acceptance for filing by the Exchange, the amendment to the Company's stock option plan to increase the maximum number of shares for issuance pursuant to stock option grants under the plan from 2,466,047 to 4,695,079 common shares is hereby approved."

II.          Amendment of Stock Options Granted to Insiders

On May 23, August 28 and October 14, 2003 the Company granted stock options to directors, officers, employees and consultants to purchase an aggregate of 1,665,000 common shares at an exercise price of $0.70 per common share. On February 23, 2004, a further 350,000 stock options were granted to a director and a consultant at an price of $0.56 per common share. These stock options are no longer "in-the-money" and, as such, provide no incentive to the optionees. An aggregate total of 318,333 of these stock options have been cancelled in 2004. Of the currently outstanding stock options, insiders were granted aggregate stock options as follows:

Name of Insider	Number of Shares	Exercise Price
Arthur T. Fisher	435,000	$0.70
Laurie Sadler	295,000	$0.70
Leonard Dennis	115,000	$0.70
Kim Evans	135,000	$0.70
Larry Cocomile	70,000	$0.70
Warwick Smith	70,000	$0.70

Douglas MacQuarrie	150,000	$0.70
Eric Ewen	100,000	$0.70
Felix Sibsa	50,000	$0.70
Aries Yaayaa Blankson	50,000	$0.70
Marc Prefontaine	200,000	$0.56
Philip Martin	150,000	$0.56

The policies of the Exchange require that any reduction in the exercise price of stock options granted to insiders be approved by a majority of the votes cast at the Meeting other than votes attached into shares beneficially owned by insiders who hold stock options which are the subject of the reduction in exercise price. In addition, under the policies of the Exchange, the exercise price of stock options may not be reduced until six months following the date of grant. The Company wishes to be in a position to reduce the exercise price of these options at any time during the ensuing year after a period of six months from the date of grant to an exercise price which is no less than the then market price at the time of repricing.

The shareholders of the Company will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution approving the reduction in the exercise price of stock options granted to insiders on May 23, 2003, August 28, 2003, October 14, 2003 and February 23, 2004. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution. Under the policies of the Exchange, shareholder approval will be requested by way of "disinterested shareholder vote". All approvals by "disinterested shareholder vote" require the approval of the shareholders not affected by, or interested in, the matter to be approved, by way of a simple majority of the votes cast at the Meeting by disinterested shareholders.

Accordingly, disinterested shareholders will be asked to pass an ordinary resolution at the Meeting (being approval by a simple majority of the votes cast in person or by proxy) to approve the amendment of the stock options granted to insiders, as follows:

"RESOLVED, as an ordinary resolution that:

1.
the exercise price of stock options granted by the Company on May 23, 2003, August 28, 2003, October 14, 2003 and February 23, 2004 to insiders, be and is hereby authorized to be reduced at any time during the ensuing year after a period of six months from the date of grant from $0.70, $0.70, $0.70 and $0.56 respectively to an exercise price which is no less than the market price at the time of repricing.; and

2.
any director or officer of the Company be and is hereby authorized to execute and deliver in the name of and on behalf of the Company all such certificates, instruments, agreements, notices and other documents and to do all such other acts and things as in the opinion of such person my be necessary or desirable in connection with the reduction in the exercise price of such stock options and the performance by the Company of its obligations thereunder."

III.         Corporate Activities

In addition to the appointment of directors and auditors and approval of the financial statements, management of the Company puts forth for consideration a proposed ordinary resolution whereby the shareholders ratify, confirm and approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on its behalf since the last Annual General Meeting.

IV.          General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the proxy intend to vote on any poll, in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 25th day of May, 2004.

ON BEHALF OF THE BOARD

"Laurie Sadler"

Laurie Sadler,
President

CERTIFICATE

The foregoing, as it relates to the Company, contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, the 25th day of May 2004.

"Laurie Sadler"	"Leonard Dennis"

Laurie Sadler,	Leonard Dennis,
President	Director

Scrip Code: PMVQ
CUSIP No. 69345E108

SUPPLEMENTAL MAILING LIST

ANNUAL RETURN CARD

TO:      PMI VENTURES LTD. (the "Company")

The undersigned certifies that he/she is the owner of shares of the Company and requests that he/she be placed on the Company's supplemental mailing list in respect of its interim financial statements.

DATED:
Signature

Name - Please Print

Address

Name and title of person signing if
different from names above

NOTE:
If you wish to be included in the Company's supplemental mailing list in order to receive its interim financial statements, please complete and return this card to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.